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PLEASE REPLY TO:  404/221-6508

                                April 18, 1997

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

      Re: International CompuTex, Inc. -- Registration Statement on Form 10-SB
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Ladies and Gentlemen:

      By this letter, we hereby request that the Registration Statement of International CompuTex, Inc. on Form 10-SB, Registration No. 0-22137, be withdrawn effective immediately. Concurrently herewith, we are filing, via EDGAR, a new Registration Statement under the Securities Act of 1934 on Form 8-A on behalf of the Company. It is our expectation and understanding that the registration on Form 8-A will be declared effective concurrently with the effectiveness of the Company's Registration Statement on Form SB-2 (Registration No. 333-21647).

      Please contact the undersigned if you have any questions regarding the withdrawal and the filing of the new 1934 Act Registration Statement on Form 8-A. Thank you for your assistance.

                                        Very truly yours,

                                        GAMBRELL & STOLZ, L.L.P.

                                        /s/ Henry B. Levi
                                        Henry B. Levi


HBL:gch

cc: Mr. Haim E. Dahan
    James M. Jenkins, Esquire